Exhibit 99.1
Allot Announces $40 Million Financing

Hod Hasharon, Israel, Feb. 15, 2022 – Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) (the "Company"), a leading global provider of innovative security solutions and network intelligence for enterprise and mobile, fixed, and cloud service providers, announced today that it had entered into a $40 million private financing with Lynrock Lake Master Fund LP, a fund managed by Lynrock Lake LP (“Lynrock Lake”), an investment management firm with approximately $1.3 billion of assets under management. The financing consists of $40 million principal amount of a convertible promissory note (the “Note”). The financing is expected to close on February 17, 2022.

Erez Antebi, President & CEO of Allot, commented “We appreciate the trust our long-term shareholder is demonstrating in our company and our strategy. This financing provides us additional flexibility in executing our security-as-a-service (SECaaS) strategy and enables us to pursue growth while maintaining a strong balance sheet.”

“As a long-standing investor in Allot, we have been impressed by the scalability of the Company’s technology and the robustness of its security offering for communication service providers and enterprises,” said Cynthia Paul, Chief Investment Officer of Lynrock Lake. “We are excited to increase our investment in Allot as the Company executes its strategic plan to grow its SECaaS recurring revenue stream.”

Under the terms of the Note, the Note will not bear interest and the principal amount of the Note will not accrete. The Note will mature on February 14, 2025; however, the Company, at its sole discretion, may elect to extend the date of maturity by an additional year until February 14, 2026 and may further elect to extend the date of maturity by another additional year until February 14, 2027, each time by providing the holder with 90 days’ notice. The Note is convertible, in whole or in part at the option of the holder at any time prior to the Company’s repayment of the principal amount of the Note in full, into the Company’s ordinary shares at an initial conversion price of $10.30 per share, subject to certain customary anti-dilution adjustments. The conversion price will decrease by $1 per share (as adjusted commensurate with any anti-dilution adjustments to the Conversion Rate prior to such time) for each year the maturity is extended. The Company intends to use the proceeds of the financing for general corporate purposes.

Lynrock Lake has not requested a board seat, and its conversion of the Note is subject to an initial ownership limitation of 19.99% of the Company’s ordinary shares outstanding immediately after any such conversion, which may be decreased upon notice or increased to 24.99% upon 61 days' notice from Lynrock Lake.

Forward Looking Statements
This release contains forward-looking statements, which express the current beliefs and expectations of Company management, including those regarding the expected timing of the closing of the transaction and use of proceeds. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from management’s current beliefs and expectations. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

About Allot
Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security-as-a-service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers globally.

Seth Greenberg
Allot Director of Corporate Communications
+972-54-922-2294
sgreenberg@allot.com

Ehud Helft / Kenny Green
Allot Investor Relations
+1-646-688-3559
Allot@gkir.com